[BC Letterhead]
November 5, 2007
Via EDGAR and By Courier
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3561

Attention:	Max A. Webb Assistant Director

Re:	Gulfstream International Group, Inc. File No. 333-144363
Dear Mr. Webb:
The attached Exhibit A is part of the response by Gulfstream International Group, Inc. (the “Company”) to the Staff’s comment 16 in its letter dated October 19, 2007. This Exhibit was inadvertently omitted from the correspondence filed on October 30, 2007 by the Company.
If you require any additional information, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2439, C. Brendan Johnson at 314-259-2438, or Donald E. Figliulo at 312-602-5025, or any of us by fax at 312-602-5050.
Very truly yours,
Melanie P. Rheinecker

cc:	Jeffrey Jaramillo Securities and Exchange Commission

Exhibit A
See attached.

Gulfstream International
Changes to Financial Statements
December 31, 2004, 2005 and 2006

	Predecessor 2004				Predecessor 2005				Predecessor 2006				Successor 2006
	Updated	Original	Diff		Updated	Original	Diff		Updated	Original	Diff		Updated	Original	Diff
Accounts receivable					2,361,626	2,826,261	(464,635	)(6)					3,384,445	3,990,883	(606,438	)(6)
Due from related party					464,635	—	464,635	(6)					606,438	—	606,438	(6)
Prepaid expenses							—						516,929	441,378	75,551	(5)

Deferred taxes					4,011,478	3,631,292	380,186	(3)					1,023,304	760,029	263,275	(4)(5)
Goodwill													5,855,871	5,458,634	397,237	(4)

Accounts payable					10,245,514	10,234,290	11,224	(8)					10,976,933	11,026,534	(49,601	)(5)
Engine liability — ST													3,060,417	2,260,417	800,000	(4)
Engine liability — LT					5,119,142	4,379,142	740,000	(1)

APIC					6,658,784	15,658,784	(9,000,000	)(7)	6,658,784	15,658,784	(9,000,000	)(7)
Retained earnings					(3,829,550)	(12,458,512)	8,628,962	(9)	(2,882,280)	(11,473,820)	8,591,540	(9)	184,463	198,799	(14,336	)(5)

Maintenance	14,668,051	14,408,051	260,000	(1)	17,220,059	16,970,059	250,000	(1)	3,842,500	3,782,500	60,000	(1)
Income taxes	170,241	268,079	(97,838	)(2)	229,528	323,603	(94,075	)(2)	523,359	545,937	(22,578	)(2)	137,270	122,934	14,336	(5)

(1)	- Accrual of additional engine return liability

2003	$230,000
2004 and 2005	510,000

Balance at 12/31/05	740,000
2006	60,000

Total	$800,000

(2)	- Revision of deferred tax calculation as a result of Item 1

(3)	- Revision of deferred tax calculation as follows:

Correction of deferred tax assets at 1/1/03	$101,724
Revisions per Item 2 - 2004 and 2005	191,913
Item 2 effect on 2003	86,549

$380,186

(4)	- Change relating to review of purchase price allocation as a result of Item 1

Deferred tax asset	$402,763
Goodwill	397,237

Total	$800,000

(5)	- Correction of 2006 income tax accrual

Increase of income tax receivable	$75,551
Decrease of deferred tax asset	(139,488)
Decrease of income tax payable	49,601
Increase in income tax expense	14,336

(6)	- To segregate due from related entity

(7)	- Effect of revaluation of warrants issued in 2003

(8)	- Correction of income tax payable from 2003

(9)	- Correction include the following:

Effect of revaluation of warrants issued in 2003	$9,000,000
Correction of deferred tax assets at 1/1/03	101,724
Correction of income tax payable from 2003	(11,224)
Net effect of accrual of additional engine return liability - 2003	(143,451)
Net effect of accrual of additional engine return liability - 2004	(162,162)
Net effect of accrual of additional engine return liability - 2005	(155,925)

Total at 12/31/05	8,628,962
Net effect of accrual of additional engine return liability - 2006	(37,422)

Total at 3/14/06	$8,591,540